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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal (City) Québec (State) H3B 4W5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Zavitsanos / Eric Hamid 514-350-6232 / 514-350-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Levesque Blvd W., Suite 2500 (Address) Montréal (City) Québec (State) H3B 4Y1 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 13 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Zavitsanos / Eric Hamid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior V.P., C.F.O & FINOP / President & C.E.O.

Title

Notary Public

Claudia Gourde, Lawyer, Québec Bar # 247643-6

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).
- [x] (p) Exemption Report under SEA Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICTET
1805

March 11, 2020

SEC Mail Processing

MAR 13 2020

Washington, DC

SEC HEADQUARTERS
100 F Street, NE
Washington, DC 20549 USA

Subject: Pictet Overseas Inc. – BD # 36500 – 2019 Annual Filing

Dear Sir or Madam:

Please find enclosed the Audited Financial Statements, with respect to the above-mentioned company for the year ended December 31, 2019:

1. Two copies of Form X17 A-5 Part III, duly signed and notarized;
2. Two copies of the Audited financial statements;
3. Two copies of the Supplementary report on internal accounting control;
4. Two copies of the SIPC Supplemental Report;
5. Two copies of the Exemption Report under SEA Rule l7a-5(d)(4).

Should you require additional information, please do not hesitate to contact us.

Sincerely,

Mary Zavitsanos
Senior V.P., C.F.O. & FINOP

Eric Hamid
President and C.E.O.

Enclosure

Pictet Overseas Inc.
1000, de la Gauchetière West
Suite 3100
Montreal - Quebec H3B 4W5
Canada
+1 514 288 81 61 —TEL
+1 514 288 54 72 —FAX

Pictet Overseas Inc.

Financial Statements
and Supplemental Schedules Pursuant to
Rule 17a-5 under the Securities Exchange Act of 1934 and
Regulation 1.10 of the Commodity Exchange Act
December 31, 2019
(expressed in US dollars)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pictet Overseas Inc. (the "Company") as of December 31, 2019, and the related statement of changes in shareholder's equity, of changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement, of income and comprehensive income and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

pwc

Supplemental Information

The accompanying Schedules I, II, III, IV and V is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Schedules I, II, III, IV and V are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

Montréal, Québec
March 11, 2020

We have served as the Company's auditor since 1996.

[1] CPA auditor, CA, public accountancy permit No. A127947

Pictet Overseas Inc.
Index
December 31, 2019

Pictet Overseas Inc.
Statement of Financial Condition
As of December 31, 2019

(expressed in US dollars)

	2019 $	2018 $
Assets		
Current assets		
Cash and cash equivalents	11,584,346	3,455,604
Cash segregated for benefit of customers	6,493,099	4,483,949
Short-term deposits (note 4)	13,300,000	9,800,000
Accounts receivable	1,191,060	993,258
Derivative financial assets (note 5)	542,022	522,172
Due from customers (note 6)	593,145	14,844
Due from correspondents (note 7)	11,303,004	5,105,080
Prepaid expenses	159,893	232,719
	45,166,569	24,607,626
Liabilities		
Current liabilities		
Accounts payable and accrued charges	631,403	230,163
Due to customers (note 8)	11,796,720	4,976,396
Due to non-customers	-	347,299
Due to correspondents (note 9)	585,622	-
Income taxes payable	22,190	35,880
	13,035,935	5,589,738
Subordinated loan (note 10)	12,000,000	-
	25,035,935	5,589,738
Shareholder's Equity		
Redeemable preferred shares (note 12)	5,000,000	5,000,000
Common shares (note 12)	5,000,000	5,000,000
Retained earnings	10,130,634	9,017,888
	20,130,634	19,017,888
	45,166,569	24,607,626

Commitments and contingencies (note 22)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2019

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2017	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,505,976	18,505,976
Net income and comprehensive income for the year	-	-	-	-	-	-	511,912	511,912
Balance as at December 31, 2018	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	9,017,888	19,017,888
Net income and comprehensive income for the year	-	-	-	-	-	-	1,112,746	1,112,746
Balance as at December 31, 2019	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	10,130,634	20,130,634

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors Pursuant to a Satisfactory Subordination Agreement

For the year ended December 31, 2019

(expressed in US dollars)

	2019 $	2018 $
Balance – Beginning of year	-	-
Increases	12,000,000	-
Decreases	-	-
Balance – End of year	12,000,000	-

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statement of Income and Comprehensive Income
For the year ended December 31, 2019

(expressed in US dollars)

	2019 $	2018 $
Revenue		
Commissions (note 13)	8,665,246	7,485,450
Other income (note 14)	934,139	461,364
Unrealized gain in fair value of derivative financial instruments	542,022	522,172
Interest	562,815	339,284
	10,704,222	8,808,270
Expenses		
Personnel (note 18)	2,751,086	3,280,981
Operating (note 15)	4,636,556	3,460,330
General and administrative (note 16)	1,398,556	1,344,494
Interest (note 18)	380,068	45,515
	9,166,266	8,131,320
Income before income taxes	1,537,956	676,950
Provision for income taxes (note 17)	425,210	165,038
Net income and comprehensive income for the year	1,112,746	511,912

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2019

(expressed in US dollars)

	2019 $	2018 $
Cash flows from		
Operating activities		
Net income for the year	1,112,746	511,912
Adjustment for		
Changes in fair value of derivative financial instruments	(19,850)	(121,542)
Operating cash flows before working capital changes	1,092,896	390,370
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	(2,009,150)	(2,283,949)
Accounts receivable	(197,802)	(127,240)
Due from customers	(578,301)	542,057
Due from correspondents	(6,197,924)	(4,818,943)
Prepaid expenses	72,826	11,640
Income taxes receivable	-	404,994
Accounts payable and accrued charges	401,240	53,518
Due to customers	6,820,324	4,776,396
Due to non-customers	(347,299)	(1,717,554)
Due to correspondents	585,622	(551,141)
Income taxes payable	(13,690)	35,880
Net cash used in operating activities	(371,258)	(3,283,972)
Investing activities		
Acquisition of short-term deposits	(154,800,000)	(123,100,000)
Redemption of short-term deposits	151,300,000	125,300,000
Net cash provided by (used in) investing activities	(3,500,000)	2,200,000
Financing activities		
Subordinated loan	12,000,000	-
Net cash provided by investing activities	12,000,000	-
Net change in cash and cash equivalents during the year	8,128,742	(1,083,972)
Cash and cash equivalents – Beginning of year	3,455,604	4,539,576
Cash and cash equivalents – End of year	11,584,346	3,455,604
Supplementary information		
Interest paid	135,068	45,515
Income taxes paid (recovered)	387,610	(273,863)

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the "Company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin (Luxembourg) SA, (the Parent), and is an affiliate of Banque Pictet & Cie S.A., (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states and territories and as an approved futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA).

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits.

Cash segregated for benefit of customers

Cash segregated for benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20, Customer Segregated Accounts, under Sections 4d(a) and 4d(b), and Regulation 30.7, Customer Secured Accounts, under Section 4(b) of the Commodity Exchange Act (CEA).

(expressed in US dollars)

Due from and to customers and non-customers

Amounts due from and to customers consist of failed trades pending settlement, funds received, the net unrealized profit and loss on open positions, and the net value of option contracts. Amounts due from and to non-customers consist of funds received, the net unrealized profit and loss on open positions, and the net market value of options contracts of BPSA trading for its own account through the Company. Amounts due from and to non-customers are not required to be segregated as they are from related parties.

Due from and to correspondents

The amounts due from and to correspondents include amounts receivable or payable to broker dealers for failed trades pending settlement, net liquidating equity and the net value of option contracts held at the Company's clearing FCM.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income or at fair value through net income (FVTNI) for open foreign currency forward contracts on the trade date.

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis and as such, does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

Non-clearing futures commission merchant

In its capacity as a FCM, the Company provides trade execution services for domestic and foreign listed derivative products. The Company is a non-clearing FCM and clears its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions.

(expressed in US dollars)

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the statement of financial condition date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and liabilities are classified in one of the following categories: FVTNI or loans and receivables.

(expressed in US dollars)

Financial assets designated at FVTNI comprise derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities comprise accounts payable and accrued charges, due to customers, due to non-customers, due to correspondents and subordinated loan. These financial liabilities initially recognized at fair value are recorded at amortized cost.

3 Recent accounting developments – Accounting guidance recently adopted

Lease accounting

In February 2016, the Financial Accounting Standards Board issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the statement of financial condition related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. This new guidance, including subsequent amendments, is first effective for the fiscal year beginning on October 1, 2019. Given that the Company not has not entered into any lease agreements, the new standards do not impact the financial statements.

4 Short-term deposits

As at December 31, 2019, the Company has two short-term deposits in the amounts of $6,800,000 and $6,500,000, bearing interest at 1.69% and 1.5%, respectively, and maturing on January 10 and 16, 2020, respectively.

As at December 31, 2018, the Company had two short-term deposits in the amounts of $6,700,000 and $3,100,000, bearing interest at 2.39% and 2.10%, respectively, and maturing on January 11 and 25, 2019, respectively.

(expressed in US dollars)

5 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA, thus controlling market risk.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterpart credit risk is almost entirely eliminated as BPSA is the Company's counterpart for both the derivative asset and liability. These back to back transactions are offset and only the resulting spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

The fair value of the derivative financial instruments netted in the statement of financial condition is as follows:

					2019
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC $	Total $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	313,072	-	-	12,318,732,492	12,318,732,492
Between 3 and 6 months	209,160	-	-	8,121,943,689	8,121,943,689
Between 6 and 9 months	562	-	-	829,339	829,339
Between 9 and 12 months	19,228	-	-	77,204,001	77,204,001
Total financial instruments	**542,022**	**-**	**-**	**20,518,709,521**	**20,518,709,521**

(expressed in US dollars)

					2018
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC $	Total $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	318,250	-	-	16,795,595,999	16,795,595,999
Between 3 and 6 months	153,424	-	-	8,473,179,048	8,473,179,048
Between 6 and 9 months	46,089	-	-	2,543,682,912	2,543,682,912
Between 9 and 12 months	4,409	-	-	9,201,140	9,201,140
Total financial instruments	**522,172**	**-**	**-**	**27,821,659,099**	**27,821,659,099**

6 Due from customers

	2019 $	2018 $
Commissions receivable	6,738	14,844
Failed trades pending settlement	586,407	-
	593,145	14,844

7 Due from correspondents

					2019
	Secured $	Segregated $	Non-customers $	Broker-dealers $	Total $
Failed trades pending settlement	-	-	-	1,326,241	1,326,241
Net liquidating equity at clearing FCM	2,755,834	5,220,109	-	-	7,975,943
Net value of options contracts	1,747,818	253,002	-	-	2,000,820
	4,503,652	**5,473,111**	**-**	**1,326,241**	**11,303,004**

(expressed in US dollars)

	2018				
	Secured $	Segregated $	Non-customers $	Broker-dealers $	Total $
Failed trades pending settlement	-	-	-	170,269	170,269
Net liquidating equity at clearing FCM	3,537,318	176,041	333,867	-	4,047,226
Net value of options contracts	887,585	-	-	-	887,585
	4,424,903	**176,041**	**333,867**	**170,269**	**5,105,080**

8 Due to customers

	2019 $	2018 $
Secured	4,619,318	4,509,185
Segregated	5,853,117	296,969
Failed trades pending settlement	1,324,285	170,242
	11,796,720	4,976,396

9 Due to correspondents

	2019 $	2018 $
Failed trades pending settlement	585,622	-
	585,622	-

10 Subordinated loan

On April 25, 2019, the Company entered into a subordinated loan agreement, (the "subordinated loan") with its Parent in accordance with Appendix D of SEC Rule 15c3-1. This subordinated loan is non-secured and subordinate to the Company's obligations to other vendors and creditors. The subordinated loan has an initial one-year term and a 3% annual interest rate, calculated using the simple interest method. To the extent that such borrowings are required for the continued compliance with the minimum net capital requirements, they may not be repaid. The term is automatically renewed for additional one-year terms unless the Parent notifies in writing, both the Company and FINRA, at least seven (7) months before the scheduled maturity date of its intention not to extend the maturity date. This will be allowed provided the Company continues to comply with the minimum net capital requirements both before and after the proposed return of funds.

(expressed in US dollars)

The subordinated loan is included in the calculation of the Company's net capital as per the SEC's uniform net capital rule.

11 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank will extend and/or renew up to $10,000,000 of secured loans on a revolving basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2019, no amount had been drawn under this agreement.

12 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2019 $	2018 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

(expressed in US dollars)

13 Commissions

	2019 $	2018 $
Brokerage commissions (note 18)	5,896,436	5,825,012
Foreign exchange market (note 18)	1,136,550	1,125,669
Commodities (note 18)	1,632,260	534,769
	8,665,246	7,485,450

14 Other income

	2019 $	2018 $
FCM minimum fee (note 18)	844,000	323,370
Rebate and other revenues	90,139	137,994
	934,139	461,364

15 Operating expenses

	2019 $	2018 $
Stock exchange and related expenses (note 18)	1,924,182	1,267,412
Commissions re-allowances	514,726	142,622
Information services and subscriptions	2,024,621	1,875,244
Membership fees	132,332	139,797
Licences and software maintenance	68,051	13,053
Loss (gain) on foreign exchange	(27,356)	22,202
	4,636,556	3,460,330

16 General and administrative expenses

	2019 $	2018 $
Management fees (note 18)	995,153	841,665
Professional and other fees	344,596	172,666
General office expenses	40,774	216,131
Travel, meals and entertainment	18,033	114,032
	1,398,556	1,344,494

(expressed in US dollars)

17 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2019 $	2018 $
Income before income taxes	1,537,956	676,950
Income taxes at statutory rate of 26.6% (2018 – 26.7%)	409,096	180,746
Permanent items		
Non-deductible meals	610	1,675
Non-deductible interests	72	83
Other reconciliation items		
True-up difference from prior years and other	15,432	(17,466)
Provision for income taxes	425,210	165,038

18 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statement of financial condition includes the following related party balances:

	2019 $	2018 $
Assets		
Cash and cash equivalents	168,524	17,336
Accounts receivable	997,995	830,908
Liabilities		
Due to customers	9,204,947	4,509,185
Due to non-customers	-	347,299
Due to correspondents	585,622	-
Subordinated Loan	12,000,000	-

(expressed in US dollars)

The statement of income and comprehensive income includes the following related party transactions:

	2019 $	2018 $
Revenue		
Commissions: Brokerage commissions and foreign exchange market	4,543,373	5,212,010
Commissions: Commodities	1,626,450	533,139
Other income: FCM minimum fee	844,000	323,370
Expenses		
Personnel	2,751,086	3,280,981
Operating	257,440	206,695
General and administrative	995,153	841,665
Interest	245,000	-

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and remitted to the Company.

During the year, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered on US equities, options and fixed income.

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as a FCM. This fee is reviewed and agreed upon annually.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Key management personnel

Key management personnel comprise the President and certain key senior officers of the Company who are dually employed by the Company and an affiliated entity, Pictet Canada L.P. A service level agreement specifies the allocation costs based on services provided and on a formula which takes into

(expressed in US dollars)

account trading volumes in each respective entity. The amounts presented in the statement of income and comprehensive income represent the personnel expenses charged to the Company by Pictet Canada L.P.

Key management personnel compensation for employment services rendered for the years ended December 31 is as follows:

	2019 $	2018 $
Fixed salaries and benefits	388,503	553,982
Variable incentive-based compensation	531,798	903,357

No other transactions were conducted with key management personnel.

19 Collateral pledged and received

The Company receives securities from customers and non-customers in connection with its FCM activity. These securities are used to cover initial margin requirements. As of December 31, 2019, the Company received collateral with a market value of $80,275,919 (2018 – $35,821,070) and $27,199,181 (2018 – $1,946,250) for customers' segregated and secured accounts, respectively, to cover its customers' exposures, which were partly pledged to the clearing FCM. These securities are not included in the balance stated on the Company's statement of financial condition as they do not meet the criteria for recognition under US GAAP.

20 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

(expressed in US dollars)

	2019 $	2018 $
Cash and cash equivalents	11,584,346	3,455,604
Cash segregated for benefit of customers	6,493,099	4,483,949
Short-term deposits	13,300,000	9,800,000
Accounts receivable	1,191,060	993,258
Derivative financial assets	542,022	522,172
Due from customers	593,145	14,844
Due from correspondents	11,303,004	5,805,950
Maximum exposure	45,006,676	25,075,777

The Company's financial instruments are with other major financial institutions which have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As of December 31, 2019 and 2018, there was no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

Except for the subordinated loan, the contractual terms to maturity of the financial liabilities owed by the Company as of December 31, 2019 and 2018 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

(expressed in US dollars)

The following table shows an analysis of financial instruments recorded at fair value as at December 31, 2019 by fair value hierarchy level:

Financial Instrument	Level 1 $	Level 2 $	Level 3 $	Total $
Derivative financial assets	-	542,022	-	542,022

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2019.

The following table shows an analysis of financial instruments recorded at fair value as at December 31, 2018 by fair value hierarchy level:

Financial Instrument	Level 1 $	Level 2 $	Level 3 $	Total $
Derivative financial assets	-	522,172	-	522,172

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2018.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its financial instruments recorded at amortized cost since they are all with a maturity of less than 1 month. The subordinated loan bear interest at fixed rates and therefore is not exposed to interest rate risk.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

(expressed in US dollars)

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31 are as follows.

			2019			2018
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	6,600	93,822	53,814	3,978	30,860	12,372
Accounts receivable	3,121	118,285	3,133	101	147,682	762
Derivative financial assets	6,029	220	514,999	1,314	86	497,159
Due from customers	-	-	-	557	44	5,676
Due from correspondents	3,636,997	359,273	(1,406,436)	(298,421)	186,574	6,511,404
Prepaid expenses	-	1,889	-	-	-	-
Due to customers	-	-	(186,146)	(170,242)	-	-
Accounts payable and accrued charges	-	(97,329)	-	-	(44,627)	-
	3,652,747	476,160	(1,020,636)	(462,713)	320,619	7,027,373

Based on the above net exposures as of December 31, 2019 and 2018, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $182,637 (2018 –$23,136) respectively in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $23,807 (2018 – $16,031) respectively in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $51,032 (2018 – $351,369) respectively in net income.

21 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

a) $1,000,000;
b) 8% of the amount of clients' risk maintenance margin; and
c) 6 2/3% of the firm's aggregate indebtedness.

It is also required that the Company's "aggregate indebtedness" not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

(expressed in US dollars)

In its capacity as broker-dealer, the Company does not hold client funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In its capacity as FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As at December 31, 2019, for customers trading on U.S. commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $2,925,988 (2018 – $1,804,022). As at December 31, 2019, for customers trading outside of the U.S. pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $3,067,098 (2018 – $2,474,717).

In 2019, the Company continued unchanged its 2018 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2019, the Company's aggregate indebtedness and net capital were $13,035,935 and $29,209,418 respectively (2018 – $5,589,738 and $16,719,021 respectively), giving a percentage of aggregated indebtedness of 44.63% (2018 – 33.4%).

22 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company only discloses the contingency. As at December 31, 2019 and 2018, no contingencies existed.

Pictet Overseas Inc.

Statement of Computation of Net Capital and Computation of Aggregate Indebtedness

As of December 31, 2019 **Schedule I**

(expressed in US dollars)

	2019 $	2018 $
Computation of Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	10,130,634	9,017,888
Total ownership equity	20,130,634	19,017,888
Liabilities subordinated to claims of general creditors	12,000,000	-
Total capital and allowable subordinated liabilities	32,130,634	19,017,888
Deductions and or charges		
Accounts receivable	1,164,217	968,374
Prepaid expenses	159,893	232,719
Derivative financial assets	542,022	522,172
Total non-allowable assets	1,866,132	1,723,265
Net capital before haircuts on securities positions	30,264,502	17,294,623
Haircut on foreign currency positions	795,536	575,602
Haircut on failed trades	259,548	-
Net capital	29,209,418	16,719,021
Minimum net capital required	7,377,745	2,441,714
Excess net capital	21,831,673	14,277,307
Computation of Aggregate Indebtedness		
Aggregate indebtedness		
Accounts payable and accrued charges	631,403	230,163
Due to customers	11,796,720	4,976,396
Due to non-customers	-	347,299
Due to correspondents	585,622	-
Income taxes payable	22,190	35,880
Total aggregate indebtedness	13,035,935	5,589,738
Aggregate indebtedness as percentage of net capital	44.63%	33.4%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 FOCUS Report as originally filed on January 27, 2020, and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on US Commodity Exchanges

As of December 31, 2019 **Schedule II**

(expressed in US dollars)

Segregation Requirements (Section 4d(2) of the CEA)	$
1. Net ledger balance	
A. Cash	8,022,595
B. Securities (at market)	80,275,919
2. Net unrealized profit (loss) in open futures contracts traded on a contract market	(3,917,296)
3. Exchange traded options	
A. Add market value of open option contracts purchased on a contract market	4,790,893
B. Deduct market value of open option contracts granted (sold) on a contract market	(3,043,075)
4. Net equity (deficit) (add lines 1, 2 and 3)	86,129,036
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	-
Less: Amount offset by customer owned securities	-
6. Amount required to be segregated (add lines 4 and 5)	86,129,036

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on US Commodity Exchanges

As of December 31, 2019 **Schedule II (continued)**

(expressed in US dollars)

Funds In Segregated Accounts	**$**
7. Deposited in segregated funds bank accounts	
A. Cash	4,275,437
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with clearing organizations of contract markets	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations of contract markets	-
10. Exchange traded options	
A. Value of open long option contracts	-
B. Value of open short options contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	4,503,668
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	80,275,919
12. Segregated funds on hand (describe on separate page)	-
13. Total amount in segregation (add lines 7 through 12)	89,055,024
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	2,925,988
15. Management target amount for excess funds in segregation	1,500,000
16. Excess (deficiency) funds in segregation over (under) management target amount excess	1,425,988

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

As of December 31, 2019 **Schedule III**

(expressed in US dollars)

	$
1. Amount required to be segregated in accordance with Commission Regulation 32.6	-
2. Funds in segregated accounts	
A. Cash	-
B. Securities (at market)	-
C. Total	-
3. Excess (deficiency) of funds in segregation (subtract line 2.C from line 1)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

As of December 31, 2019 **Schedule IV**

(expressed in US dollars)

Foreign Futures and Foreign Options Secured Amounts		**$**
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		-
1.	Net ledger balance – Foreign futures and foreign options trading – All customers	
	A. Cash	4,224,228
	B. Securities (at market)	27,199,181
2.	Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	142,018
3.	Exchange traded options	
	A. Market value of open option contracts purchased on a foreign board of trade	253,072
	B. Market value of open contracts granted (sold) on a foreign board	-
4.	Net equity (deficit) (add lines 1, 2 and 3)	31,818,499
5.	Accounts liquidating to a deficit and accounts with debit balances – Gross amount	-
	Less: Amount offset by customer owned securities	-
6.	Amount required to be set aside as the secured amount – Net liquidating equity method (add lines 4 and 5)	31,818,499
7.	Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.	31,818,499

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

As of December 31, 2019 **Schedule IV (continued)**

(expressed in US dollars)

Funds Deposited in Separate Regulation 30.7 Accounts		**$**
1. Cash in banks		
A. Banks located in the United States	2,217,661	
B. Other banks designated by the Commission Name(s) :	-	2,217,661
2. Securities		
A. In safekeeping with banks located in the United States	-	
B. In safekeeping with other banks designated by the Commission Name(s)	-	-
3. Equities with registered futures commission merchants		
A. Cash	4,928,774	
B. Securities	27,199,181	
C. Unrealized gain (loss) on open futures contracts	114,940	
D. Value of long option contracts	253,072	
E. Value of short option contracts	-	32,495,967
4. Amounts held by clearing organizations of foreign boards of trade Name(s) :		
A. Cash	-	
B. Securities	-	
C. Amount due to (from) clearing organization – Daily variation	-	
D. Value of long option contracts	-	
E. Value of short option contracts	-	
5. Amounts held by members of foreign boards of trade Name(s) :		
A. Cash	142,416	
B. Securities	-	
C. Unrealized gain (loss) on open futures contracts	29,553	
D. Value of long option contracts	-	
E. Value of short option contracts	-	171,969
6. Amounts with other depositories designated by a foreign board of trade Name(s)	-	
7. Segregated funds on hand (describe)	-	
8. Total funds in separate section 30.7 accounts		34,885,597
9. Excess (deficiency) set aside funds for secured amount		3,067,098
10. Management target amount for excess funds in separate section 30.7 accounts		500,000
11. Excess (deficiency) funds in separate section 30.7 accounts over (under) Management target amount		2,567,098

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Cleared Swaps Customer Segregation Requirements and
Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA
As of December 31, 2019 **Schedule V**

(expressed in US dollars)

Cleared Swaps Customer Requirements	**$**
1. Net ledger balance	
A. Cash	-
B. Securities (at market)	-
2. Net unrealized profit (loss) in open cleared swaps	-
3. Cleared swaps options	
A. Market value of open cleared swaps option contracts purchased	-
B. Market value of open cleared swaps option contracts granted (sold)	-
4. Net equity (deficit) (Add lines 1, 2 and 3)	-
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount	
Less: Amount offset by customer owned securities	-
6. Amount required to be segregated for cleared swaps customers (add lines 4 and 5)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.

Pictet Overseas Inc.

Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) Of CEA

As of December 31, 2019 **Schedule V (continued)**

(expressed in US dollars)

Funds in Cleared Swaps Customer Segregated Accounts	**$**
7. Deposited in cleared swaps customer segregated accounts at banks	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with derivatives clearing organizations in cleared OTC derivatives customer sequestered accounts	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations	-
10. Cleared swaps options	
A. Value of open cleared OTC derivatives long option contracts	-
B. Value of open cleared OTC derivatives short option contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	-
B. Securities representing investments of cleared swaps customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Cleared swaps customer funds on hand (describe)	-
13. Total amount in cleared swaps customer segregation (add lines 7 through 12)	-
14. Excess (deficiency) funds in cleared swaps customer segregation (subtract line 6 from line 13)	-
15. Management target amount for excess funds in cleared swaps segregated accounts	-
16. Excess (deficiency) funds in cleared swap customer segregated account over (under) management target excess	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2019 FOCUS Report as filed on January 27, 2020 and the amended FOCUS report as filed on March 11, 2020.